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                            November 21, 2022

       Png Bee Hin
       Chief Executive Officer
       IMMRSIV Inc.
       1004, Toa Payoh North #04-12
       318995
       Republic of Singapore

                                                        Re: IMMRSIV Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted November
15, 2022
                                                            CIK No. 0001936574

       Dear Png Bee Hin:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 2, 2022 letter.

       Amendment No. 3 to Draft Registration Statement on Form F-1 submitted November 15, 2022

       Business
       Our Travel and Tourism Market & Offerings, page 65

   1. We note your response to our prior comment 1. Please provide more detailed discussion of the process intended
for minting, storage and transfer of the NFTs, and the intended role of the company in those
activities.
 Png Bee Hin
FirstName
IMMRSIV LastNamePng     Bee Hin
          Inc.
Comapany 21,
November  NameIMMRSIV
              2022        Inc.
November
Page 2    21, 2022 Page 2
FirstName LastName
General

2. Please supplementally provide us with a detailed legal analysis of whether the NFTs to be created on your platform are securities pursuant to Section 2(a)(1) the Securities Act of
         1933. In addition to considering the enumerated types of securities set forth in Section
         2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic
         Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985).
         Moreover, in preparing your legal analysis please address not only the instruments themselves but also your role in the operation of the marketplace and whether it involves facilitating or engaging in transactions in unregistered securities. You may contact Joseph Kempf, Senior Staff Accountant, at (202)
551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Meng Ding